INVEST IN KANDA (YC W21)

A platform for contractors to offer "buy now, pay later" financing


KANDA
We let general contractors offer pay monthly options to their clients.
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getkanda.com Dover DE

Infrastructure | Software | Technology | Saas | Finance

LEAD INVESTOR

Laurence Mc Lellan Bastidas

Kanda is a very exciting prospect. In the UK there is new domestic legislation which requires better insulation. Additionally, there is a projected boom in UK construction work post pandemic. I feel as though Kanda it is perfectly positioned to take advantage of these conditions. Kandas ability to offer finance to customers spread payments out is a really attractice prospect and one I think consumers will be poised to take advantage, especially as the pandemic has made many look inward and expect more from their living environments which I expect to create a boom in small to medium sized home renovation projects. Additionally household savings are at a recent historic high in the UK due to furlough and working from home, meaning there is the available capital in the

OVERVIEW UPDATES 3 WHAT PEOPLE SAY 8 ASK A QUESTION 8

Highlights

1. 📈 $9K MRR; growing 25% MoM
2. 🚧 Just raised $5M debt facility, so customers can offer 0% finance
3. 👷 Closed more than $700k so far, including from PlanGrid's cofounders, Liquid2 and Soma Capital
4. 🏗 Team with 10+ years of industry experience
5. 💵 $70B total addressable market in Europe + USA

Our Team



Phillip Daneshyar CEO

Built app to detect dehydration in under 60s. Economics Major from York Uni. Known Rich & Rob for 15 years.

Richard spent 10 years as an electrician and would constantly lose out on work to larger contractors who could offer payment plans to their customers. So he got together with Phil and Rob to help small businesses just like his fight back against big companies.



Richard Fleeman COO

Industry expert - He was a general contractor for 10+ years. Experienced the problem of not being able to offer finance as a contractor firsthand.



Robert Gallagher CTO

Has a Ph.D in Astrophysics from Cambridge where he discovered a new star formation. Richard's cousin and known Phil since childhood.

Pitch



Affirm for general contractors

$9k MRR, growing 25% MoM



- 250+ Customers offering finance

- $35/m SaaS fee

- **Just raised $5M debt facility, customers can offer 0% finance**

10+ years industry experience



Phil Daneshyar
CEO

- Built app to detect dehydration in under 60s
- Economics Major, York Uni
- Known Rich & Rob for 15 years



Rob Gallagher
CTO

- Ph.D Astrophysics, Cambridge
- Discovered new star formation
- Richard's cousin

Richard Fleeman
COO

- Industry expert
- General contractor for 10+ years
- Experienced problem first hand

Market Size - Europe

$48B

3.1M SMBs, with average revenue of $500K
$420/year subscription = $1.5B

50% of customers would finance work
6% commission = $46B

Market Size - USA

$22B

600K SMBs, with average revenue of $1.2M
$420/year subscription = $300M

50% of customers would finance work
6% commission = $21.5B

Smaller contractors can't offer finance

- Only certain trades can offer finance but even then...
- It takes 6+ months to set up
- They need min $2M revenue

Kanda is a platform for contractors to offer finance

- Available to all trades
- Can be set up within 24 hours
- No minimum requirements

The fastest and most flexible

	phoenix	payaca	hiber	KANDA
All contractors and trades	✓	✓	x	✓
Contractors use own suppliers	✓	✓	x	✓
Less than 24hrs to set up	x	x	✓	✓
No minimum requirements	x	x	✓	✓
No FCA licence	x	x	✓	✓

Kanda Finance Options

- Interest-free finance
  - Loan size between $500-$4,000
  - Launched March 2021
- Home equity loans

- Loan size between $10,000+
- Launched July 2020

30% MoM growth in finance apps



- AOV $4000
- Over $1M in applications this year

KANDA

- Affirm for general contractors
- $9K MRR, 25% MoM growth
- $5M debt facility
- $70B combined market opp

Link to recorded Clubhouse pitch night on Startup Club